Mastrapasqua Asset Management







                                                              September 16, 2004


Mr. J. Michael Parish
Chairman
Board of Trustees
Forum Funds
Two Portland Square
Portland, Maine 04101

         RE:      Contractual Waivers and Reimbursements

Dear Mr. Parish:

         Mastrapasqua Asset Management (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses for Mastrapasqua Growth Value Fund, a series of the Forum Funds (the "Trust"), does not exceed 1.65%.

         This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate as of September 30, 2005.


Very truly yours,

/s/ Frank Mastrapasqua

By:      Frank Mastrapasqua
Title:   Chairman and Chief Executive Officer